(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32207
CUSIP NUMBER 82656510

For Period Ended: February 3, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sigma Designs, Inc.

Full Name of Registrant

Former Name if Applicable

1221 California Circle

Address of Principal Executive Office (Street and Number)

Milpitas, California 95035

City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously announced by Sigma Designs, Inc. (the “Company”), the Company’s audit committee of its Board of Directors, with the assistance of outside legal counsel and outside accounting experts, conducted a review relating to the Company’s practices in administering stock option grants. Because the audit committee very recently completed its review, the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended February 3, 2007 by the prescribed due date for such report. The Company is concurrently filing its Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark R. Kent (Name)	408 (Area Code)	262-9003 (Telephone Number)

(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its Form 10-Q for the fiscal quarter ended July 29, 2006 and its Form 10-Q for the fiscal quarter ended October 28, 2006. The Company is concurrently filing its quarterly reports for the fiscal quarters ended July 29, 2006 and October 28, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company’s audit committee of its Board of Directors, with the assistance of outside legal counsel and outside accounting experts, conducted a review relating to the Company’s practices in administering stock option grants. On September 21, 2006, the Company announced its preliminary determination from this review that certain of the actual measurement dates for prior option grants may differ from the recorded measurement dates and, as a result, its prior financial statements should not be relied upon. The audit committee has very recently completed its internal review of the Company’s historical stock option practices and related accounting matters. The Company is concurrently filing its Annual Report on Form 10-K for the fiscal year ended February 3, 2007, which reflects a significant change in results of operations from the corresponding period for the last fiscal year. Please see the Annual Report on Form 10-K for the fiscal year ended February 3, 2007 for additional information.

Sigma Designs, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 20, 2007	By:	/s/ Mark R. Kent
Mark R. Kent
Chief Financial Officer